October 21, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington DC, 20549

ATTN: Kevin Woody, Branch Chief

Re: DSI Realty Income Funds

Form 10-K for the year ended December 31, 2012

Gentlemen:

I am writing on behalf of DSI Realty Income Fund VI (File No. 002-68926), DSI

Realty Income Fund VII (File No. 002-83291), DSI Realty Income Fund VIII (File

No. 002-90168), DSI Realty Income Fund IX (File No. 000-14186), DSI Realty

Income Fund X (File No. 000-15346), DSI Realty Income Fund XI (File No.

000-18286), which are collectively the "DSI Realty Income Funds", in response to a letter of comment from the staff of the Securities and Exchange Commission

(the "Staff") dated September 11, 2013 (the "Staff Letter").

In response to your letter we filed an amendment for the DSI Realty Income Funds to reflect that the Partnership’s disclosure controls and procedures were not effective and the Partnership’s internal control over financial reporting was not effective.

In addition we amended DSI Realty Income Fund XI to include an audit report that references the appropriate date, which matches the manually signed report in our records.

DSI Realty Income Funds acknowledges that:

* DSI Realty Income Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* DSI Realty Income Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct comments and/or any questions you may have to me or

Richard P. Conway, Chief Financial Officer at (562) 493-3022.

Sincerely,

/s/ RICHARD P. CONWAY

__________________________________

Richard P. Conway

Chief Financial Officer

October 21, 2013